EXHIBIT 99.1

Osisko Development Completes 13,000-Meter Infill Drilling Program at Cariboo Gold Project and Provides Update on Ongoing Lowhee Underground Drilling; Intercepts Include 44.68 g/t Gold Over 1.5 Meters From 27.9 Meters Downhole, Including 133.62 g/t Gold Over 0.5 Meters From 28.4 Meters Downhole

HIGHLIGHTS

  13,684 m of grid infill drilling completed (2,659 m new results) on 10-m drill spacing in 142 drill holes from August 2025 representing the entirety of the planned Appian infill program
  Highlight intercepts include: 44.68 g/t Au over 1.5 m from 27.9 m downhole (including 133.62 g/t Au over 0.5 m from 28.4 m downhole), and 25.78 g/t Au over 2.5 m from 41.3 m downhole (including 103.47 g/t Au over 0.5 m from 42.8 m downhole, and 12.51 g/t Au over 1.0 m from 41.8 m downhole)
  2,995 m of additional infill and near mine exploration drilling completed as part of ongoing Lowhee zone underground diamond drilling
  Highlight intercepts include: 31.64 g/t Au over 2.0 m from 50.0 m downhole (including 125.24 g/t over 0.5 m from 50.5 m downhole), and 11.21 g/t Au over 4.9 m from 63.3 m downhole (including 58.19 g/t Au over 0.7 m from 65.0 m downhole, and 17.57 g/t Au over 0.7 m from 63.3 m downhole).
  Results to date continue to contribute to a more detailed understanding of spatial controls and local variability within Lowhee Zone and give positive indications for near mine potential

MONTREAL, June 09, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce new infill drilling results from its completed 13,000-meter program on 10 meter drill spacing, as well as new results from additional infill and near mine exploration activities in the Lowhee Zone of the Company's permitted, 100%-owned Cariboo Gold Project (the "Project"), located in central British Columbia ("B.C."), Canada. Three of the six drill hole fans reported herein comprise the final 2,659 meters ("m") of the 13,000 m underground infill program, bringing the final tally of drilling with full results to 13,684 m. The remaining three fans comprise an additional 2,995 m of infill and near mine exploration drilling at the L1290-ORE-000 and L1260-ORE-002 levels. Reconciliation work is underway on an updated localized block model, with final results anticipated in the second quarter of 2026.

Chris Lodder, President, stated, "The completion of the tighter infill drill spacing gives us a better understanding of vein corridor spatial geometries and local variability specific to this part of the Lowhee deposit, and gives us confidence going forward to help refine infill drill requirements, production designs and sequencing in the Lowhee deposit of the Cariboo Gold Project. The additional infill and near mine exploration intercepts reinforce the importance of continued drilling in underexplored zones."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from fifty-five (55) underground infill and near mine exploration HQ diamond drill ("DD") holes (63.5-millimeter diameter) totaling 5,654 m with depths ranging from 76.5 to 138 m (see Table 1 and Figure 2). Select photon and fire assay highlights include:

  44.68 grams per tonne ("g/t") gold ("Au") over 1.5 m in BMU-25-176 from 27.9 downhole, including:
    133.62 g/t Au over 0.5 m from 28.4 m downhole
  25.78 g/t Au over 2.5 m in BMU-26-055 from 41.3 m downhole, including:
    103.47 g/t Au over 0.5 m from 42.8 downhole, and
    12.51 g/t Au over 1.0 m from 41.8 downhole
  31.64 g/t Au over 2 m in BMU-26-034 from 50.0 m downhole, including:
    125.24 g/t Au over 0.5 m from 50.5 m downhole, and
  11.21 g/t Au over 4.9 m in BMU-26-031 from 63.3 m downhole, including:
    58.19 g/t Au over 0.7 m from 65.0 m downhole, and
    17.57 g/t Au over 0.7 m from 63.3 m downhole
  21.84 g/t Au over 2.5 m in BMU-26-008 from 79.7 m downhole, including:
    91.3 g/t Au over 0.5 m from 79.7 m downhole, and
    6.79 g/t Au over 0.5 m from 81.2 m downhole, and
    5.97 g/t Au over 0.5 m from 80.7 m downhole, and
    2.66 g/t Au over 0.5 m from 80.2 m downhole, and
    2.47 g/t Au over 0.5 m from 81.7 m downhole
  91.99 g/t Au over 0.5 m in BMU-26-013 from 73.75 m downhole
  18.59 g/t Au over 2.65 m in BMU-26-006 from 43.35 m downhole, including:
    48.93 g/t Au over 1.0 m from 43.85 m downhole
  4.76 g/t Au over 6.05 m in BMU-26-037 from 85.0 m downhole, including:
    44.79 g/t Au over 0.5 m from 88.5 m downhole, and
    6.13 g/t Au over 0.5 m from 88.0 m downhole, and
    4.02 g/t Au over 0.5 m from 87.0 m downhole
  3.28 g/t Au over 7.3 m in BMU-25-179 from 81.7 m downhole, including:
    12.73 g/t Au over 0.95 m from 84.85 m downhole, and
    9.68 g/t Au over 0.9 m from 85.8 m downhole
  46.37 g/t Au over 0.5 m in BMU-26-022 from 14.0 m downhole

Complete assay highlights, including true width estimates, are presented in Table 1 and drill hole locations and orientations are listed in Table 2. Intervals not recovered were assigned zero grade. Top cuts have not been applied to high grade assays.

DISCUSSION OF RESULTS

  Figures 4-6 (1260 level): Cut-off assay composites completing the planned 13,000 m systematic grid infill program. These last three fans were testing areas peripheral to reserve stopes, and outside the modeled vein corridors. Intercepts received to date suggest possible extensions of vein corridors, with potential for resource conversion and upside mineralization.
  Figures 7-8 (1290 Level): Cut-off assay composites from additional infill drilling at the 1290 levels show a degree of spatial correlation with the modelled reserve stopes with intercepts outside these areas suggesting potential for resource conversion and upside mineralization.
  Figure 9 (1260 Level): Cut-off assay composites from infill and near mine exploration drilling to the southeast at the 1260 level include several new intercepts outside the current vein corridors and resource footprint.
  All intercepts will be incorporated in the planned remodelling and mineral resource calculation process to determine their implications on an updated local block model and any potential adjustments to planned reserve stopes. In certain areas, this may support the addition of new planned reserve stopes, subject to the final estimation process outcome.

Figure 1: Cariboo Gold Project deposit map with Location of Lowhee Zone and Cow Portal underground access.

Figure 2: Location and overview of ongoing Lowhee Zone underground definition infill and near mine exploration diamond drilling

Figure 3: Lowhee Zone select underground drilling highlights (plan view).

Figure 4: L1260-ORE-003 Lowhee Zone grid infill select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. Results from immediately adjacent fans within slice omitted for visual clarity (20 m slice looking 048°).

Figure 5: L1260-ORE-003 Lowhee Zone grid infill select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. Results from immediately adjacent fans within slice omitted for visual clarity (20 m slice looking 060°).

Figure 6: L1260-ORE-003 Lowhee Zone grid infill select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. Results from immediately adjacent fans within slice omitted for visual clarity (20 m slice looking 073°).

Figure 7: L1290-ORE-000 Lowhee Zone infill select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. Results from immediately adjacent fans within slice omitted for visual clarity (20 m slice looking 017°).

Figure 8: L1290-ORE-000 Lowhee Zone infill select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. Results from immediately adjacent fans within slice omitted for visual clarity (20 m slice looking 025°).

Figure 9: L1260-ORE-002 Lowhee Zone infill and near mine exploration select underground drill assay highlights (this release) with previously released surface and underground diamond drilling results in cross section by fan. Results from immediately adjacent fans within slice omitted for visual clarity (20 m slice looking 051°).

Table 1: Length weighted assay composites and individual samples>=1.8 g/t for Lowhee Zone underground DD.

Drillhole ID		From (m)	To (m)	Length (m)	Au (g/t)	Est. True Width (m)
BMU-25-167		14.8	15.8	1	2.11	0.89
	Including	14.8	15.3	0.5	3.23
		49.4	50.4	1	2.23	0.77
	Including	49.4	49.9	0.5	3.84
BMU-25-170		4	4.5	0.5	10.57	0.43
		13.55	14.55	1	4.00	0.82
	Including	14.05	14.55	0.5	7.86
		41.5	42	0.5	5.45	0.43
		58.5	59.5	1	2.84	0.91
	Including	58.5	59	0.5	5.40
		80.5	82	1.5	3.18	1.36
	Including	80.5	81.5	1	4.69
BMU-25-173		17	17.5	0.5	2.53	0.43
BMU-25-176		3	3.55	0.55	2.46	0.28
		27.9	29.4	1.5	44.68	1.36
	Including	28.4	28.9	0.5	133.62
BMU-25-179		81.7	89	7.3	3.28	6.96
	Including	84.85	85.8	0.95	12.73
	and	85.8	86.7	0.9	9.68
		90.5	92.4	1.9	2.01	1.87
	Including	90.5	91	0.5	7.02
BMU-26-001		44.7	46.2	1.5	1.86	1.36
	Including	45.2	45.7	0.5	4.78
BMU-26-002		31.7	34.2	2.5	7.08	2.27
	Including	32.2	32.7	0.5	32.31
	and	33.2	33.7	0.5	2.30
		48.2	50.3	2.1	10.09	1.90
	Including	48.9	49.8	0.9	23.31
		65.8	68.1	2.3	9.52	2.08
	Including	65.8	66.4	0.6	5.02
	and	66.4	67.1	0.7	26.38
		74	78.7	4.7	1.96	4.26
	Including	78.2	78.7	0.5	16.64
BMU-26-003		1.5	3.1	1.6	2.47	1.45
	Including	2	2.6	0.6	6.09
		35.5	39	3.5	2.12	3.45
	Including	35.5	36	0.5	12.60
		73.35	75.85	2.5	7.30	2.46
	Including	73.85	74.6	0.75	5.39
	and	74.6	75.35	0.75	18.36
BMU-26-004		58.5	59	0.5	3.11	0.41
		66.5	67	0.5	2.85	0.43
BMU-26-005		1	3.25	2.25	4.70	1.59
	Including	1	1.5	0.5	12.10
	and	2.75	3.25	0.5	8.91
		14	16	2	5.28	1.41
	Including	14	15	1	10.40
		17.5	18.5	1	12.24	0.77
	Including	18	18.5	0.5	23.47
		30.9	31.9	1	7.13	0.82
	Including	30.9	31.4	0.5	14.12
		37	38	1	2.34	0.71
	Including	37.5	38	0.5	4.52
		40	41.5	1.5	4.13	0.86
	Including	40	40.5	0.5	10.91
		58	64	6	2.10	4.12
	Including	62	62.5	0.5	10.88
	and	62.5	63	0.5	10.99
		76.25	78.8	2.55	5.92	1.18
	Including	76.75	77.25	0.5	23.10
	and	78.3	78.8	0.5	6.86
		80.05	81.1	1.05	4.98	0.60
	Including	80.05	80.55	0.5	7.50
	and	80.55	81.1	0.55	2.68
		90	91	1	2.18	0.64
	Including	90	90.5	0.5	4.22
		104.5	105	0.5	2.97	0.32
		117.05	119.05	2	6.06	1.15
	Including	117.55	118.05	0.5	4.97
	and	118.05	118.55	0.5	17.27
		128	129	1	1.96	0.71
		137.4	138	0.6	9.22	0.42
BMU-26-006		2.95	3.95	1	12.53	0.71
	Including	3.45	3.95	0.5	24.91
		33.9	35.9	2	3.79	1.64
	Including	34.9	35.4	0.5	11.52
	and	35.4	35.9	0.5	2.63
		43.35	46	2.65	18.59	1.70
	Including	43.85	44.85	1	48.93
		55.85	56.35	0.5	2.28	0.32
BMU-26-007		No Significant Assays
BMU-26-008		5.5	6	0.5	2.74	0.41
		11.9	12.4	0.5	1.90	0.41
		23	23.5	0.5	4.72	0.38
		25	25.5	0.5	3.09	0.50
		29	29.5	0.5	3.04	0.50
		79.7	82.2	2.5	21.84	1.92
	Including	79.7	80.2	0.5	91.30
	and	80.2	80.7	0.5	2.66
	and	80.7	81.2	0.5	5.97
	and	81.2	81.7	0.5	6.79
	and	81.7	82.2	0.5	2.47
		98.1	99.1	1	4.33	0.64
	Including	98.1	98.6	0.5	2.79
	and	98.6	99.1	0.5	5.87
BMU-26-009		No Significant Assays
BMU-26-010		47.5	52.45	4.95	1.88	4.39
	Including	47.5	48	0.5	6.10
	and	48.5	49	0.5	7.42
	and	51.45	51.95	0.5	2.77
		63.45	65.6	2.15	2.53	2.08
	Including	63.45	64	0.55	8.41
		69	69.5	0.5	2.58	0.43
		111.95	115	3.05	2.10	2.87
	Including	111.95	112.5	0.55	8.80
BMU-26-011		31.9	32.4	0.5	16.65	0.41
		35	36	1	2.61	0.91
	Including	35	35.5	0.5	3.61
		37.5	38	0.5	4.43	0.50
		49	52	3	5.81	2.82
	Including	49	49.5	0.5	8.54
	and	51	51.5	0.5	24.00
		55.2	55.7	0.5	7.31	0.45
		66.45	69	2.55	6.93	2.02
	Including	66.45	66.95	0.5	30.60
	and	66.95	67.45	0.5	4.21
		73	73.5	0.5	2.29	0.45
		79	79.5	0.5	2.33	0.41
BMU-26-012		15.5	16	0.5	3.66	0.38
BMU-26-013		46	46.5	0.5	2.45	0.38
		62	66.5	4.5	3.09	4.03
	Including	63.25	63.75	0.5	2.15
	and	63.75	64.25	0.5	6.20
	and	64.25	64.75	0.5	17.14
		68	71.5	3.5	2.05	3.29
	Including	70.5	71	0.5	12.14
		73.75	74.25	0.5	91.99	0.45
BMU-26-014		2	2.5	0.5	8.09	0.41
		4.5	5	0.5	3.22	0.49
		35	39.2	4.2	4.24	3.22
	Including	35	35.5	0.5	2.42
	and	37	37.7	0.7	22.40
		51	52.15	1.15	4.98	1.00
	Including	51	51.4	0.4	9.32
	and	51.4	51.8	0.4	2.21
	and	51.8	52.15	0.35	3.20
		59.8	60.3	0.5	9.92	0.41
		61.8	62.3	0.5	8.69	0.45
		65.1	66.3	1.2	10.35	1.09
	Including	65.8	66.3	0.5	24.70
		76.7	78.2	1.5	2.17	1.30
	Including	76.7	77.2	0.5	5.16
		86.5	87	0.5	6.19	0.47
		92	95	3	1.94	2.66
	Including	93.6	94.5	0.9	5.52
BMU-26-015		4	4.5	0.5	3.37	0.49
		13.75	14.75	1	2.87	0.82
	Including	13.75	14.25	0.5	5.47
		82	82.5	0.5	5.39	0.43
BMU-26-016		39	39.5	0.5	2.67	0.47
		44.6	47.6	3	1.90	2.86
	Including	45.1	45.6	0.5	10.11
		65.5	71.3	5.8	3.11	5.65
	Including	66.5	67	0.5	3.53
	and	67	67.5	0.5	2.64
	and	69.1	69.6	0.5	12.06
	and	70.2	70.7	0.5	15.87
		86	86.5	0.5	2.78	0.43
		88.8	89.3	0.5	1.92	0.43
		92.9	93.4	0.5	2.23	0.47
BMU-26-017		4.7	5.3	0.6	4.98	0.58
		40.1	40.6	0.5	6.76	0.32
		51	51.5	0.5	2.23	0.47
		67.5	68	0.5	3.21	0.50
		88	94	6	3.40	4.24
	Including	89.15	89.8	0.65	26.50
BMU-26-018		27.5	32.35	4.85	4.39	4.40
	Including	29.6	30.35	0.75	25.33
		34.9	35.4	0.5	3.08	0.47
		49.1	50.6	1.5	1.81	1.36
	Including	49.6	50.1	0.5	4.72
		74.25	75.75	1.5	2.19	1.30
	Including	75.25	75.75	0.5	6.32
BMU-26-019		14.2	14.7	0.5	24.53	0.48
		21.2	21.7	0.5	19.65	0.47
		42.5	47.2	4.7	3.71	4.17
	Including	43	43.5	0.5	11.11
	and	44	44.5	0.5	9.14
	and	44.5	45	0.5	7.40
	and	45	45.5	0.5	2.85
	and	46.6	47.2	0.6	2.63
		70.4	70.9	0.5	5.95	0.47
BMU-26-020		45.5	46.1	0.6	3.47	0.56
BMU-26-021		1.95	2.45	0.5	3.04	0.50
		27.7	28.2	0.5	4.33	0.50
		32.45	32.95	0.5	6.50	0.43
		38	38.5	0.5	2.44	0.50
		70.2	70.7	0.5	2.75	0.48
BMU-26-022		14	14.5	0.5	46.37	0.45
		62.1	63.1	1	2.17	0.92
	Including	62.6	63.1	0.5	3.09
BMU-26-023		47.7	48.2	0.5	1.89	0.47
		51.7	52.2	0.5	2.51	0.47
BMU-26-024		10.5	14.5	4	3.16	3.86
	Including	11.55	12.15	0.6	19.60
		96	97.7	1.7	2.92	1.60
	Including	97.1	97.7	0.6	8.02
		99.5	100	0.5	2.02	0.47
BMU-26-025		14.5	15	0.5	22.27	0.49
		43	47.5	4.5	2.25	4.33
	Including	43	43.5	0.5	5.52
	and	45.5	46	0.5	8.60
	and	46	46.5	0.5	4.24
		49.75	51.75	2	2.89	1.93
	Including	49.75	50.25	0.5	5.78
	and	51.25	51.75	0.5	5.69
		63	67.5	4.5	1.80	3.99
	Including	63.5	64	0.5	4.49
	and	66.5	67	0.5	8.63
BMU-26-026		1.2	2.2	1	2.20	1.00
	Including	1.2	1.7	0.5	4.17
		40	40.5	0.5	3.08	0.38
		54.05	55.7	1.65	4.67	1.55
	Including	54.55	55.2	0.65	11.08
		60	63.9	3.9	2.16	3.66
	Including	62.4	63.4	1	3.08
	and	63.4	63.9	0.5	9.10
BMU-26-027		2.45	3.2	0.75	10.30	0.68
		97.5	98.1	0.6	5.07	0.56
		104.9	105.4	0.5	3.17	0.45
		109.6	111.8	2.2	2.34	1.91
	Including	109.6	110.1	0.5	5.28
	and	110.8	111.3	0.5	4.47
BMU-26-028		3.2	5.6	2.4	9.40	1.77
	Including	4.9	5.6	0.7	30.77
		15.2	15.7	0.5	7.48	0.47
		22	24	2	5.86	1.73
	Including	23	23.5	0.5	19.10
	and	23.5	24	0.5	3.98
		45.5	46	0.5	2.16	0.43
		59	59.5	0.5	3.20	0.43
		64	66	2	3.84	1.64
	Including	64	64.5	0.5	11.15
	and	65	65.5	0.5	4.06
		69.5	70	0.5	2.83	0.41
BMU-26-029		1.6	3.1	1.5	1.83	1.23
	Including	2.1	2.6	0.5	4.70
		33.4	33.9	0.5	2.02	0.35
		39.6	41.3	1.7	4.17	1.39
	Including	39.6	40.3	0.7	2.19
	and	40.8	41.3	0.5	11.02
BMU-26-030		54.85	55.35	0.5	1.96	0.35
BMU-26-031		4.2	6.55	2.35	5.65	0.80
	Including	5.5	6	0.5	24.39
		18.85	20.35	1.5	3.00	1.15
	Including	19.35	19.85	0.5	7.01
		23.1	26.4	3.3	2.65	2.86
	Including	23.1	23.6	0.5	4.89
	and	24.5	25	0.5	11.61
		55	55.5	0.5	3.99	0.43
		63.3	68.2	4.9	11.21	4.09
	Including	63.3	64	0.7	17.57
	and	65	65.7	0.7	58.19
		70.2	72.7	2.5	1.84	2.05
	Including	71.2	71.7	0.5	3.73
	and	72.2	72.7	0.5	4.85
		79.1	82.5	3.4	4.29	2.40
	Including	79.1	79.6	0.5	8.30
	and	80.6	81.25	0.65	14.69
BMU-26-032		36.5	37.5	1	1.87	0.94
	Including	36.5	37	0.5	2.05
BMU-26-033		40.5	41	0.5	2.39	0.43
BMU-26-034		50	52	2	31.64	1.73
	Including	50.5	51	0.5	125.24
BMU-26-035		10.5	11	0.5	2.01	0.48
		48.5	49.5	1	2.53	0.94
	Including	48.5	49	0.5	4.64
BMU-26-036		5.5	6	0.5	3.61	0.45
		45	46.5	1.5	2.68	1.30
	Including	45.5	46	0.5	7.63
		60.5	62	1.5	2.14	1.50
	Including	61	61.5	0.5	5.40
		63.5	64.7	1.2	1.82	0.95
	Including	63.5	64	0.5	2.86
		87.5	93	5.5	1.85	5.08
	Including	87.5	88	0.5	3.00
	and	89.15	89.9	0.75	6.01
	and	92.35	93	0.65	4.19
		102.5	104	1.5	2.37	1.41
	Including	102.5	103	0.5	5.79
		105	106.5	1.5	2.95	1.41
	Including	105	105.5	0.5	4.76
	and	105.5	106	0.5	3.86
BMU-26-037		64.5	65	0.5	5.26	0.45
		66.5	67	0.5	15.57	0.47
		85	91.05	6.05	4.76	5.69
	Including	87	87.5	0.5	4.02
	and	88	88.5	0.5	6.13
	and	88.5	89	0.5	44.79
		92	95	3	4.39	2.12
	Including	93.5	94.45	0.95	13.13
		98.55	99.4	0.85	2.97	0.77
BMU-26-038		32.5	34.5	2	2.36	1.69
	Including	32.5	33	0.5	8.33
		46.4	46.9	0.5	1.86	0.47
		54.8	55.8	1	10.33	0.97
	Including	54.8	55.3	0.5	17.57
	and	55.3	55.8	0.5	3.09
		85.9	90	4.1	3.28	3.87
	Including	87.4	87.9	0.5	22.07
BMU-26-039		13	14.5	1.5	3.12	1.49
	Including	14	14.5	0.5	7.43
		39.65	42	2.35	6.58	2.31
	Including	39.65	40.15	0.5	21.76
	and	40.15	40.65	0.5	8.54
		43	45	2	2.54	1.97
	Including	44.5	45	0.5	9.77
		64	65	1	4.63	0.82
	Including	64.5	65	0.5	8.87
		72.55	73.55	1	9.28	0.74
	Including	73.05	73.55	0.5	18.45
		78.9	79.4	0.5	2.73	0.38
		86.9	87.4	0.5	2.38	0.38
BMU-26-040		0	0.5	0.5	3.20	0.47
		13.8	14.3	0.5	3.81	0.47
		40	46.5	6.5	2.01	6.14
	Including	40.5	41	0.5	2.30
	and	41	41.5	0.5	3.43
	and	41.5	42	0.5	12.82
	and	45.5	46	0.5	3.70
		65.4	65.9	0.5	2.20	0.45
BMU-26-041		No Significant Assays
BMU-26-042		3.8	5.1	1.3	1.88	1.00
	Including	4.5	5.1	0.6	3.39
		16.75	17.25	0.5	1.85	0.38
		69.3	71.2	1.9	1.82	1.56
	Including	70.7	71.2	0.5	5.67
		74	76.6	2.6	2.97	2.19
	Including	74.5	75	0.5	4.17
	and	75.6	76.1	0.5	9.43
BMU-26-043		No Significant Assays
BMU-26-044		56	58	2	6.57	1.53
	Including	56.5	57	0.5	25.36
BMU-26-046		20	20.5	0.5	1.98	0.38
		44.75	45.25	0.5	3.57	0.47
		46.25	47.75	1.5	1.86	1.27
	Including	46.25	46.75	0.5	4.67
		57.5	58	0.5	2.20	0.38
BMU-26-049		43.95	46	2.05	8.96	1.63
	Including	44.45	44.95	0.5	30.06
	and	44.95	45.45	0.5	6.30
BMU-26-052		42.4	44.15	1.75	10.26	1.59
	Including	42.9	43.65	0.75	20.54
	and	43.65	44.15	0.5	4.09
BMU-26-055		2.5	3	0.5	7.29	0.35
		36	37.5	1.5	2.19	1.15
	Including	36.5	37	0.5	5.66
		41.3	43.8	2.5	25.78	2.38
	Including	41.8	42.8	1	12.51
	and	42.8	43.3	0.5	103.47
		55.25	57.5	2.25	6.11	2.11
	Including	55.25	55.75	0.5	9.88
	and	56.75	57.5	0.75	11.41
		59.6	62.55	2.95	2.84	2.77
	Including	61.1	61.65	0.55	13.04
BMU-26-058		59.5	60.8	1.3	2.80	1.18
	Including	59.5	60	0.5	4.27
	and	60	60.8	0.8	1.89
BMU-26-061		No Significant Assays

Table 2: Underground DD collar locations, drillhole orientations, and max depths. Negative dips point down.

Hole ID	Mine Location	Easting (UTM z12N)	Northing (UTM z 12N)	Elevation (m)	Dip	Azimuth	Depth (m)
BMU-25-167	L1260-ORE-003-DBY-013	596440.667	5882727.084	1264.922	35	137	117
BMU-25-170	L1260-ORE-003-DBY-013	596440.802	5882727.027	1264.291	25	137	105
BMU-25-173	L1260-ORE-003-DBY-013	596440.66	5882727.032	1263.529	15	137	99
BMU-25-176	L1260-ORE-003-DBY-013	596440.812	5882726.873	1262.956	5	137	99
BMU-25-179	L1260-ORE-003-DBY-013	596440.699	5882727.017	1262.574	-5	137	102
BMU-26-001	L1260-ORE-003-DBY-013	596440.714	5882727.075	1262.279	-15	137	84
BMU-26-002	L1260-ORE-003-DBY-013	596440.754	5882727.063	1261.746	-25	137	87
BMU-26-003	L1260-ORE-003-DBY-013	596440.777	5882727.016	1261.3	-35	137	96
BMU-26-004	L1290-ORE-000	596488.88	5882889.094	1291.795	33	288	125
BMU-26-005	L1260-ORE-002	596554.802	5882795.203	1261.637	45	137	138
BMU-26-006	L1260-ORE-003-DBY-013	596440.392	5882727.397	1260.969	-45	137	111
BMU-26-007	L1290-ORE-000	596488.713	5882889.197	1291.557	28	288	120
BMU-26-008	L1260-ORE-002	596554.834	5882795.201	1260.942	35	137	117
BMU-26-009	L1260-ORE-003-DBY-013	596440.323	5882726.661	1264.825	35	148	123
BMU-26-010	L1290-ORE-000	596488.786	5882889.128	1291.264	22	288	117
BMU-26-011	L1260-ORE-002	596554.76	5882795.183	1260.473	25	137	105
BMU-26-012	L1260-ORE-003-DBY-013	596440.504	5882726.526	1264.199	25	148	111
BMU-26-013	L1290-ORE-000	596488.721	5882889.189	1290.955	16	288	105
BMU-26-014	L1260-ORE-002	596554.95	5882795.104	1259.779	15	137	102
BMU-26-015	L1260-ORE-003-DBY-013	596440.553	5882726.416	1263.795	15	148	102
BMU-26-016	L1290-ORE-000	596488.578	5882889.235	1290.552	10	288	105.4
BMU-26-017	L1260-ORE-002	596555.101	5882795	1258.765	-5	137	96
BMU-26-018	L1260-ORE-003-DBY-013	596440.564	5882726.392	1263.097	5	148	87
BMU-26-019	L1290-ORE-000	596488.462	5882889.317	1290.282	3	288	90
BMU-26-020	L1260-ORE-003-DBY-013	596440.478	5882726.537	1262.567	-5	148	87.2
BMU-26-021	L1260-ORE-002	596555.086	5882795.087	1258.291	-15	137	99.3
BMU-26-022	L1290-ORE-000	596488.243	5882889.355	1289.961	-4	288	84
BMU-26-023	L1260-ORE-003-DBY-013	596440.504	5882726.495	1262.255	-15	148	90.2
BMU-26-024	L1260-ORE-002	596555.074	5882795.187	1257.876	-25	137	105.3
BMU-26-025	L1290-ORE-000	596488.511	5882889.253	1289.607	-16	288	76.5
BMU-26-026	L1260-ORE-003-DBY-013	596440.349	5882726.668	1261.96	-25	148	96
BMU-26-027	L1260-ORE-002	596555.006	5882795.284	1257.568	-35	137	117.3
BMU-26-028	L1290-ORE-000	596488.36	5882889.291	1289.247	-27	288	79.5
BMU-26-029	L1260-ORE-003-DBY-013	596440.35	5882726.533	1261.577	-35	148	104.9
BMU-26-030	L1260-ORE-002	596554.952	5882795.513	1257.503	-45	137	135.1
BMU-26-031	L1290-ORE-000	596488.513	5882889.25	1288.896	-38	288	82.5
BMU-26-032	L1260-ORE-003-DBY-013	596440.443	5882726.579	1261.192	-45	148	120.05
BMU-26-033	L1290-ORE-000	596489.052	5882889.305	1291.855	33	295	121.5
BMU-26-034	L1290-ORE-000	596489.035	5882889.3	1291.52	28	295	118.5
BMU-26-035	L1290-ORE-000	596488.946	5882889.367	1291.212	22	295	117
BMU-26-036	L1290-ORE-000	596488.915	5882889.401	1290.933	16	295	108
BMU-26-037	L1290-ORE-000	596488.765	5882889.295	1290.633	10	295	103.9
BMU-26-038	L1290-ORE-000	596488.897	5882889.482	1290.252	3	295	91.9
BMU-26-039	L1290-ORE-000	596488.63	5882889.607	1289.969	-4	295	87.4
BMU-26-040	L1290-ORE-000	596488.793	5882889.502	1289.5	-16	295	78.4
BMU-26-041	L1290-ORE-000	596488.716	5882889.586	1289.204	-27	295	81.2
BMU-26-042	L1290-ORE-000	596488.723	5882889.578	1288.881	-38	295	87.2
BMU-26-043	L1260-ORE-003-DBY-013	596439.884	5882725.792	1264.875	35	162	119.9
BMU-26-044	L1260-ORE-003-DBY-013	596439.995	5882725.451	1264.639	25	162	108
BMU-26-046	L1260-ORE-003-DBY-013	596440.054	5882725.434	1263.698	15	162	99.3
BMU-26-049	L1260-ORE-003-DBY-013	596439.882	5882725.752	1263.024	5	162	96
BMU-26-052	L1260-ORE-003-DBY-013	596439.997	5882725.694	1262.501	-5	162	96.3
BMU-26-055	L1260-ORE-003-DBY-013	596440.021	5882725.703	1262.192	-15	162	99.1
BMU-26-058	L1260-ORE-003-DBY-013	596439.965	5882725.858	1261.959	-25	162	105.3
BMU-26-061	L1260-ORE-003-DBY-013	596439.991	5882725.801	1261.52	-35	162	114.2

ABOUT LOWHEE ZONE

Geological mapping and geochemical sampling were carried out on Barkerville Mountain from 2017-2018, with the Lowhee Zone identified as a high-priority drill target. From 2019 to 2022, a total of 167 surface drill holes were completed, totaling 54,494.5 m.

Lowhee zone access is through Cow portal on the northwestern flank of Barkerville Mountain (Figure 1 and Figure 2) Cow portal construction was completed in Q4 2024 and development of the underground ramp into the Lowhee zone commenced in Q1 2025. The probable mineral reserves estimate for the Lowhee Zone includes 104,491 ounces of contained Au (923,162 tonnes grading 3.52 g/t Au) and represents approximately 5% of the total contained gold in the estimated probable mineral reserves for the Cariboo Gold Project.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company’s land package includes 443 mineral titles and covers a ~83-kilometre strike of highly prospective exploration targets extending northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.071 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.604 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.864 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Development, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard operating procedures.

Quality Assurance (QA) – Quality Control (QC)

Whole core sampling was used for all definition infill HQ core completed in the logging facilities following daily QAQC checks for logging and sampling errors. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. Samples are bagged, labeled, sealed with numbered security tags.

Samples are taken by expeditor from the logging facilities direct to MSALABS’s analytical facility in Prince George, B.C., Canada, for preparation and analysis. The MSALABS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is dried, crushed, and split into sealed containers. Analysis for gold is by gamma ray analysis using the Chrysos PhotonAssay (PA1408X). Samples are bombarded with gamma rays and the resulting signal is sent to the detectors.

Near mine exploration infill HQ drill core samples are cut on site and submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50 gram fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000-gram screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the utility and significance of results to contribute to a more detailed understanding of spatial controls and local variability within the Lowhee Zone and its ability and significance in providing positive indication (if any) for near mine potential; the results, timing, utility and significance of the infill drill program and its impacts on the localized block model and/or future production stope designs and sequencing (if any); the tighter infill drilling spacing providing better understanding of vein corridor spatial geometries and local variability within Lowhee; the ability of results (if any) to help refine infill drill requirements, production designs and sequencing in the Lowhee deposit; the significance of continued drilling in underexplored zones; the interpretation and accuracy of intercepts to suggest possible extensions of vein corridors, with potential for resource conversion and upside mineralization; the interpretation and accuracy of assay composites showing a degree of spatial correlation with the modelled reserve stopes with intercepts outside these areas suggesting potential for resource conversion and upside mineralization; the prospectivity of exploration in the Lowhee Zone and targets outside of currently defined mineral reserves and/or mineral resources; the consistency of results with modelled reserve stopes (if at all); the interpretation and accuracy of spatial geometries, geological structure and local variability modeling and assumptions in regard to potential reserve or resource revisions (if at all); the ability and timing (if at all) to complete planned remodelling and mineral resource calculation process; the significance of implications (if any) on an updated local block model and any potential adjustments to planned reserve stopes; the ability of estimation results (if any) to support the addition of new planned reserve stopes; the results (if any) of further exploration work and ability of the Company to define and expand mineral resources beyond current mineral resource estimates; the ability and utility of exploration work (including drilling) to inform resource modeling, mine planning, production stope design procedures and parameters, refinement of infill drill requirements, and the appropriate drill spacing for future infill drilling (if at all); assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); mineral resource category conversion; the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; the exploration potential and prospectivity (if any) of its properties; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Actual results could differ materially due to a number of factors, including, without limitation: risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; risks related to the exploration, development and operation of the Cariboo Gold Project; risks related to geological modeling and resource estimation; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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